UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  Quantum Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    747906204
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 30, 2003
--------------------------------------------------------------------------------
              (Date of Event which requires filing of this statement)

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 747906204                    13G                   Page 2 of 5 Pages


1. NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          NWQ Investment Management Company, LLC
          47-0875103


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF                5.  SOLE VOTING POWER                     17,593,167
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                   0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                18,181,567
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER              0

9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          18,181,567

10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.2%

12.       TYPE OF REPORTING PERSON* IA


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Cusip No. 747906204                      13G                  Page 3 of 5 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
         Quantum Corp.

   (b)    Address of Issuer's Principal Executive Offices:
          1650 Technology Drive, Suite 800
          San Jose, CA 95110


2. (a)  Name of Person Filing:
        NWQ Investment Management Company, LLC

   (b)    Address of Principal Business Office for Each of the Above:
          2049 Century Park East, 4th Floor
          Los Angeles, CA 90067

   (c)   Citizenship: Delaware, USA

   (d)   Title of Class of Securities: Common

   (e)   CUSIP Number: 747906204

3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
          Investment Advisor


4. Ownership:
   (a) Amount Beneficially Owned:                                    18,181,567
   (b) Percent of Class:                                                   10.2%
   (c) Number of shares as to which such person has:
        (i) sole power to vote or to direct the vote                 17,593,167
        (ii) shared power to vote or to direct the vote                       0
        (iii) sole power to dispose or to direct the disposition of  18,181,567
        (iv) shared power to dispose or to direct the disposition of          0


5. Ownership of Five Percent or Less of a Class:


6.      Ownership of More than Five Percent on Behalf of Another Person: None

7.  Subsidiary
        Not Applicable.

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Cusip No. 747906204                    13G                     Page 4 of 5 Pages



8.     Identification and Classification of Members of the Group: Not Applicable

9.     Notice of Dissolution of Group: Not Applicable.

10.    Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   -----------------------
                                                    Date: December 9, 2003


                                                   -----------------------
                                        Jon D. Bosse, Chief Investment Officer




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Cusip No. 747906204                      13G                  Page 5 of 5 Pages


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTERNATIONAL MISSATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




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